SECURITIES AND EXCHANGE COMMISSION

                        Washington, DC  20549

                            SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No.  )*

                     TriQuint Semiconductor, Inc.

                           (Name of Issuer)

                      Common Stock, no par value
          _________________________________________________
                    (Title of Class of Securities)

                             89674K103
                    ____________________________
                           (CUSIP Number)

        Pamela F. Craven, 600 Mountain Avenue, Murray Hill, NJ 07974
                          (908-582-6000)

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         September 27, 1996

                   (Date of Event which Requires
                     Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ....

Check the following box if a fee is being paid with the statement ... (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
CUSIP No. 89674K103


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Lucent Technologies Inc.  22-2321705

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                          (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS
      OO (See Item 3 and Item 4)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware



                                       7 SOLE VOTING POWER
            NUMBER OF
                                             661,059

             SHARES

          BENEFICIALLY
                                       8 SHARED VOTING POWER

            OWNED BY
                                              - 0 -

              EACH

           REPORTING
                                       9 SOLE DISPOSITIVE POWER

            PERSON
                                               661,059

             WITH

                                      10 SHARED DISPOSITIVE POWER


                                                - 0 -


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       661,059

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       8%

14     TYPE OF REPORTING PERSON*
       CO

             * SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.    Security and Issuer.

   The title of the class of equity securities to which this statement relates is common stock with no par value (the "Stock") of TriQuint Semiconductor, Inc., a California Corporation (the "Issuer").

   The address of the principal executive office of the Issuer is:

             3625A SW Murray Boulevard
                Beaverton, OR  97005

Item 2.    Identity and Background.

  (a)  Lucent Technologies Inc. ("Lucent")

  (b)  600 Mountain Avenue, Murray Hill, NJ 07974

  (c)  Lucent is a major participant in the communications equipment industry.

  The attached Schedule I is a list of the executive officers and directors of Lucent which contains the following information with respect to each such person: name; business address; present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship.

  Lucent has no controlling person or corporation.

  (d), (e). During the last five years, neither Lucent nor, to the best of Lucent's knowledge, any person named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)  a Delaware corporation

Item 3.    Source and Amount of Funds or Other Consideration.

  As of the date of the Event requiring the filing of this Schedule 13D, Lucent beneficially owns 661,059 shares of the Issuer (which includes 200,000 shares issuable pursuant to a presently exercisable warrant) (the "Shares") acquired in the restructuring of AT&T Corp. ("AT&T") leading to the spin-off of Lucent from AT&T. The Shares are held by Lucent for its own account.

  The Shares were transferred to Lucent on September 27, 1996, pursuant to the Separation and Distribution Agreement dated February 1, 1996 and Amended and Restated as of March 29, 1996, by and between AT&T Corp., Lucent Technologies Inc. and NCR Corporation.

There will be no gain or loss recognized for Federal income tax purposes in connection with the Shares pursuant to Internal Revenue Code Section
368 (a)(1)(D) in accordance with a private letter ruling from the United States Internal Revenue Service.

  The original circumstances under which AT&T acquired the Shares are set forth in the 13D/A filed by AT&T with respect to the Shares, Item 3 and 4, dated December 28, 1994.


Item 4.    Purpose of the Transaction.

  The informaton set forth under Item 3 is incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer.

  (a) The aggregate number of beneficially owned shares held by Lucent is 661,059 which includes 200,000 shares issuable pursuant to a presently exercisable warrant. This represents approximately 8% of the shares of the Stock outstanding based on 8,113,628 shares of Stock outstanding per the Issuer's Notice of Special Meeting To Be Held November 19, 1996.

  To the best of Lucent's knowledge, except as described in Schedule II hereto, none of the persons listed on Schedule I hereto beneficially owns any shares of Common Stock of the Issuer.

  (b) Lucent possesses the sole power to vote or direct the vote and to dispose of or direct the disposition of all of the Shares beneficially owned by it. The voting and dispositive power of the persons listed on Schedule I hereto is, as applicable, described in Schedule II.

  (c)  To the best of Lucent's knowledge, except as described in Item 3 and
Schedule II hereto, there have been no transactions in the class of securities reported on that were effective during the past 60 days by Lucent or the persons listed on Schedule I hereto.

  (d) To the best of Lucent's knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                                  None

Item 7.    Material to Be Filed as Exhibits.

                                  None

                              SCHEDULE I

  Each of the persons named below is a citizen of the United States of America. For each person whose principal employment is with Lucent, the principal business of their employer is described under Item 2 above.

                                Principal Occupation or
                                Employment; Business
                                Address; and Principal
Name                            Business of Employer

Paul A. Allaire                 Chairman and Chief Executive Officer of
                                Xerox Corporation
                                800 Long Ridge Road
                                P.O. Box 1600
                                Stamford, CT  06904

Curt R. Artis                   Senior Vice President, Human Resources,
                                Lucent Technologies Inc.
                                600 Mountain Avenue
                                Murray Hill, NJ  07974

Gerald J. Butters               President, North America, Lucent
                                Technologies Inc.
                                475 South Street
                                Morristown, NJ  07962

Joseph S. Colson, Jr.           President, AT&T Customer Business Unit,
                                Lucent Technologies Inc.
                                283 King George Road
                                Warren, NJ  07059

Curt J. Crawford                President, Microelectronics Group, Lucent
                                Technologies Inc.
                                Two Oak Way
                                Berkeley Heights, NJ  07922

Carly S. Florina                  President, Consumer Products, Lucent
                                  Technologies Inc.
                                  5 Wood Hollow Road
                                  Parsippany, NJ  07054

Carla A. Hills                    Chairman and Chief Executive Officer of
                                  Hills & Company
                                  1200 Nineteenth Street, N.W.
                                  Suite 201
                                  Washington, D.C.  20036

Drew Lewis                        Chairman and Chief Executive Officer of
                                  Union Pacific Corporation
                                  Martin Tower
                                  Eighth and Eaton Avenues
                                  Bethlehem, PA  18018

William B. Marx, Jr.              Senior Executive Vice President,
                                  Lucent Technologies Inc.
                                  600 Mountain Avenue
                                  Murray Hill, NJ  07974

Richard A. McGinn                 President and Chief Operating Officer,
                                  Lucent Technologies Inc.
                                  600 Mountain Avenue
                                  Murray Hill, NJ  07974

Paul H. O'Neill                   Chairman and Chief Executive Officer of
                                  Aluminum Company of America
                                  425 Sixth Avenue, 31st Floor
                                  Pittsburgh, PA  15219-1850

William T. O'Shea                 President, Int. Regions & Prof. Services,
                                  Lucent Technologies Inc.
                                  475 South Street
                                  Morristown, NJ  07962

Donald S. Perkins                 Retired Chairman and Chief Executive
                                  Officer of Jewel Companies, Inc.
                                  One First National Plaza, Suite 2530
                                  21 South Clark Street
                                  Chicago, IL  60603-2006

Donald K. Peterson                Executive Vice President & Chief Financial
                                  Officer, Lucent Technologies Inc.
                                  600 Mountain Avenue
                                  Murray Hill, NJ  07974

Richard J. Rawson                 Senior Vice President & General Counsel,
                                  Lucent Technologies Inc.
                                  600 Mountain Avenue
                                  Murray Hill, NJ  07974

Patricia F. Russo                 President, Business Communication Services,
                                  Lucent Technologies Inc.
                                  211 Mount Airy Road
                                  Basking Ridge, NJ  07920

Daniel C. Stanzione               President, Network Systems and Bell
                                  Laboratories, Lucent Technologies Inc.
                                  475 South Street
                                  Morristown, NJ  07962

Henry B. Schacht                  Chairman and Chief Executive Officer,
                                  Lucent Technologies Inc.
                                  600 Mountain Avenue
                                  Murray Hill, NJ  07974

Franklin A. Thomas                Consultant for TFF Study Group
                                  Fuller Building, 33rd Floor
                                  595 Madison Avenue
                                  New York, NY  10022

John A. Young                        Chairman of Novell, Inc.
                                     c/o Mail Stop 16AB
                                     3200 Hillview Avenue
                                     Palo Alto, CA  94304












                               SCHEDULE II

                                  None

                            SIGNATURE



    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 11, 1996



                                Lucent Technologies Inc.



                                By: Pamela F. Craven
                                    Vice President - Law